Via Facsimile and U.S. Mail
Mail Stop 4720

October 28, 2009

Mr. Brian W. Nocco
Executive Vice President and Chief Financial Officer
XL Capital Ltd.
XL House,
One Bermudiana Road
Hamilton, Bermuda HM 11

    Re: XL Capital Ltd.
            Form 10-K for the Year Ended December 31, 2008
            Filed on March 2, 2009

            Schedule 14A
            Filed on March 9, 2009
            File No. 001-10804

Dear Mr. Nocco:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director